Form C

Cover Page

Name of issuer:

Leveller Media, Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: CA
> Date of organization: 5/3/2018

Physical address of issuer:

22525 Pacific Coast Highway
Malibu CA 90265

Website of issuer:

https://leveller.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the amount successfully raised in the offering, plus reimbursement for out-of-pocket third-party expenses the intermediary pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class B Common Stock, no par value and a Revenue Participation Right ("Revenue Participation Right") in the films The Inventor, Homegrown, and Night of the Zoombies (the Class B Common Stock and the Revenue Participation Right, together the "Securities").

Target number of securities to be offered:

9,785

Price:

$5.11000

Method for determining price:

Each Security consists of one Class B Common Stock valued at $1.35 based on dividing pre-money valuation $24,952,437.45 by number of shares outstanding on fully diluted basis, and the Revenue Participation Right, which has been arbitrarily valued at $3.76.

Target offering amount:

$50,001.35

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,998.23

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$275,918.00	$150,004.00
Cash & Cash Equivalents:	$275,918.00	$150,004.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$22,471.00	$6,643.00
Long-term Debt:	$270,515.00	$1,500.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($178,933.00)	($326,831.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Leveller Media, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar

status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Eric Vonfeldt	President and Co-CEO	Leveller	2018
Ryan Clarkson	CFO, Secretary, and Co-CEO	Leveller	2018
David Spisak	President and CEO	Disruptive Growth Solutions	2021

Cover Page

Name of issuer:

Leveller Media, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CA

Date of organization: 5/3/2018

Physical address of issuer:

22525 Pacific Coast Highway
Malibu CA 90265

Website of issuer:

https://leveller.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

Eric Vonfeldt		Stock	38.954
Ryan Clarkson		7200000.0 Class A Common Stock	38.954

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are a recently-formed, early stage company. It is difficult to evaluate our business and prospects due to our limited operating history. Investments in startups like us involve a high degree of risk

startups like us involve a high degree of risk.

We are a newly-formed, early stage company and were incorporated on May 3, 2018. Accordingly, we have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive and rapidly evolving markets, particularly in creating and investing in crowdfunded projects. Financial and operating risks confronting startups, including the Company, are significant. The market in which the Company competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of strategy, product development, sales, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups like the Company may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

You should consider the frequency with which early-stage businesses encounter unforeseen expenses, limitations, constraints, difficulties, complications, delays, competition and other adverse factors. These risks are described in more detail below.

We have limited operating history, which could result in errors in management and operations causing a reduction in the value of your investment.

We were recently formed and have a limited history of operations. We cannot provide assurance that we can manage our start-up effectively and properly staff operations, and any failure to manage our start-up effectively could delay the successful development of the Leveller Platform, a global entertainment studio and internet-based investment platform (the "Platform" or the "Leveller Platform") that connects content/film creators ("Creators") with investors across the globe. A delay in start-up operations is likely to further delay our ability to develop the Leveller Platform, generate revenue or increase the value or liquidity of any of the Securities. This period of growth and the start-up of the Leveller Platform are likely to be a substantial challenge to us. If we fail to manage our start-up effectively, the Leveller Platform could fail to develop or be sufficiently sustained, and the Securities would lose value and you could lose all or a substantial part of your investment.

Major health epidemics, such as the outbreak caused by the coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business and the film industry as a whole. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

We expect to incur losses for the foreseeable future and may be unable to generate or sustain sufficient revenue, cash flows or profitability. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

From inception through the date of this Form C, we have incurred losses. We will likely continue to incur significant losses until we successfully complete the Offering, and possibly thereafter, as we will be funding the development of the Leveller Platform and the films, The Inventor, Homegrown, and Night of the Zoombies (the "Initial Projects"). There is no assurance that we will be successful in completing the Offering and/or in our efforts to develop and operate the Leveller Platform we envision. Even if we successfully meet all of these objectives and begin operations, there is no assurance that we will generate revenue or cash flows or achieve profitable operations or maintain them if achieved or that the Securities will appreciate in value. If the Leveller Platform becomes operational, we will still need to establish or maintain relationships with film Creators who wish to be eligible for financing through the Leveller Platform. We must develop and sustain the Leveller Platform to be able to generate revenues. Failure to generate or maintain revenue, cash flows or profitability will materially and adversely affect our business.

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business and the film industry as a whole. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

There is no assurance that the Company will be able to continue as a going concern.

The Company has generated no revenue and has accumulated losses since inception. As such, the Company's continuation as a going concern is currently dependent upon the proceeds from this Offering. Although the Company anticipates the proceeds from the Offering will provide sufficient liquidity to meet its operating commitments for the next twelve (12) months, there is no guarantee the Company will be successful in achieving this objective. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern and will not be able to develop or sustain the Leveller Platform which would cause the Securities to lose value.

Our business is dependent on the successful development and commercialization of the Leveller Platform, which is in early stages of development.

We have not yet fully developed and commercialized the Leveller Platform. Developing and commercializing the Leveller Platform may be costly, time intensive, and subject to regulatory or legal restrictions as well as compliance issues relating to applicable data privacy laws. The success of our business, including our ability to finance our Company and its affiliates, and generate revenue in the future, will primarily depend on the successful development and commercialization of the Leveller Platform.

We will be dependent on a limited management team and Board.

Our affairs are currently managed by our small management team. See the section titled 'Management' above. The Company is dependent on the services of its management, including but not limited to Ryan Clarkson, Eric Vonfeldt, and David Spisak. In addition, the Company engages consultants and advisors from various industries, including entertainment, blockchain, fintech, and from emerging growth companies. The loss of services of management may have an adverse effect on the operations of the Company. Future success and profitability are substantially dependent upon the management skills of such individuals. The unanticipated loss or unavailability of our management team could harm our ability to operate our business or execute our business strategy. No assurance can be given that the Company will succeed in retaining our management or our employees or consultants or finding suitable successors in the event of their loss or unavailability. If the Company loses such individuals, it may not be able to complete its business objectives, including developing the Leveller Platform.

Our management team, and certain of our employees and advisors participate in other business ventures and, as a result, may have limited time to devote to our business or may compete with the Company.

Our management team and certain of our advisors participate in other business ventures, including law firm and venture capital firm activities. As a result of such participation, these individuals anticipate devoting a portion of their time per month to such other business ventures. Moreover, such outside business ventures may at times compete directly with the Company or result in conflicts of interest in the future.

We may be subject to conflicts of interest.

There may be occasions when certain individuals involved in the development and launch of the Leveller Platform may encounter potential conflicts of interest in connection with this Offering and the launch of our Leveller Platform, such that said party may avoid a loss, or even realize a gain, when other purchasers of Securities (sometimes referred to herein as "Purchasers" or "Holders"), in the Offering are suffering losses. Decisions made by the key employees of the Company on such matters may be more beneficial for some Purchasers than for others. See the section titled 'Related Person Transactions and Conflicts of Interest' for more information.

Our key personnel have limited experience in raising capital from the public, which could result in errors in management, causing a reduction in the value of your investment.

We are presently and are likely for some time to continue to be dependent upon our key personnel. Most of these individuals have limited experience in raising capital from the public. Our success will largely be dependent upon the management capabilities of our management team, our employees and advisors and our ability to successfully raise the equity that we need to implement our business plan. Once we have raised our necessary capital, we will also be dependent upon our key personnel to effectively operate the Company. If our personnel fail to operate the Company effectively, the Leveller Platform could fail to develop or be sustained, and the value of the Securities could decline, and you could lose all or a substantial part of your investment. You should not purchase Securities unless you are willing to entrust all aspects of our management to us. See the section titled 'Management' for more information.

The technology relied upon by the Company for its operations may not function properly.

The technology developed and/or relied upon by the Company may not function properly, which would have a material impact on the Company's operations and financial condition and the development and sustainability of the Leveller Platform. There may be no commercially practicable alternatives available if such technology does not work as anticipated. Any problems in its functionality would have a direct materially adverse effect on the Company's plans and expectations for revenues from the Company's activities. This technology may malfunction because of internal problems or as a result of cyberattacks or external security breaches. Any such technological problems would have a material adverse impact on the Company's business and its prospects, which would materially and adversely affect the Leveller Platform and the Securities.

The Leveller Platform is subject to cyber security and data loss risks or other security breaches.

The Company's business involves the storage and transmission of Purchasers' proprietary information on and through the Leveller Platform, and security breaches could cause a risk of loss or misuse of this information, and result in claims, fines, and litigation. The Leveller Platform may be subjected to a variety of cyber-attacks, which may continue to occur from time to time. Cyber-attacks may target the Leveller Platform, its customers, service providers, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss of private data, an interruption of the functioning of the Leveller Platform for an extended period of time, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a material adverse effect on the Company's financial results and business. Any such attack or breach could adversely affect the ability of the Company to operate, which could adversely affect the value of the Securities.

Unauthorized access to sensitive information.

The Leveller Platform may store sensitive investor information as well as sensitive information of the Creators. Any accidental or willful security breach or other unauthorized access to or improper use of such information could cause sensitive information to be stolen. Security breaches or unauthorized access to secure information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative affects to the value of an investment in the Securities.

Disruption of service.

The performance, reliability and availability of the Leveller Platform are important to our operations, level of customer service, reputation and ability to attract new investors. We rely on third parties for hosting the systems needed to operate the Leveller Platform. These third parties cannot guarantee that access to the Leveller Platform will be uninterrupted, error-free, or secure.

The operation of the Leveller Platform depends on these third-parties and their ability to protect the relevant systems against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity or other environmental concerns, computer viruses or other attempts to harm them, criminal acts, and similar events.

If the arrangement with any of these third parties is terminated, or there is a lapse of service or damage to their hosting facilities, we could experience interruptions in the operations of the Leveller Platform. Any disruptions to the availability of the Leveller Platform could harm valuable relationships with Creators, investors, and the reputation and brand of the Leveller Platform.

Insurance policies may be insufficient.

In the event of damage or interruption to the Leveller Platform, we may not have sufficient insurance coverage to adequately compensate for any losses that may be incurred.

In order for the Company to achieve its business plan and intended growth strategy, it must attract qualified Platform Projects and qualified investors to the Leveller Platform.

If the Company fails to attract eligible project of a Creator that seeks to be curated on the Leveller Platform (each a "Platform Project") and investors to support our operations, our business and results of operations will be seriously harmed. Recruiting potential Platform Projects as well as investors to the Leveller Platform is critical to our success. Our failure to do so could delay or halt the development and commercialization of our services. In effect, this could adversely impact our reputation, operating results and financial performance.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our services, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We will increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, our financial condition and results of operations could be adversely affected.

In the event that the Initial Projects or the Platform Projects perform poorly or fail, our brand and reputation and financial prospects may be harmed.

The Initial Projects that we finance as well as the Platform Projects that seek financing through the Leveller Platform will be susceptible to the risks of failure or delay inherent in the development and production of feature film projects. If any of these projects are delayed, perform poorly or generally fail, our Company's

reputation and financial outlook may be materially harmed.

Legal proceedings may adversely affect us.

From time to time, we may be involved in legal proceedings, including private causes of action, as well as investigations and proceedings initiated by the SEC, state and local governments, the Federal Trade Commission and other regulatory bodies. The results of such legal proceedings and claims cannot be predicted with certainty. Regardless of outcome, legal proceedings, because of defense and settlement costs, diversion of resources and other factors, could have a material adverse impact on the value of the Securities. We intend to cooperate with the SEC or any other governmental authority in connection with any investigation.

We rely on the availability of third-party licenses, the loss of which could materially harm our ability to operate the Leveller Platform.

We rely on certain software or other intellectual property licensed from third parties. It may be necessary in the future to seek new licenses or renew existing licenses. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. If we are unable to maintain these licenses, or obtain licenses to alternative third-party intellectual property, on acceptable terms, we may be precluded from selling our products, may be required to re-design our products to eliminate reliance on such third-party intellectual property or otherwise experience disruption in operating our business. Third parties owning such intellectual property may engage in litigation against us seeking protection of their intellectual property rights, any of which could have a material adverse effect on our business, operating results, and financial condition.

If we are unable to protect our intellectual property rights or if the Creators are unable to protect their intellectual property rights, our competitive position could be harmed or we or the Creators may incur significant expenses to enforce our/their rights.

For the purposes of this paragraph and the paragraph immediately following, "we" or "our" shall mean Leveller and/or the Creators on our Platform. We protect our proprietary information and technology through license agreements, nondisclosure agreements, noncompetition covenants, and other contractual provisions and agreements, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. These protections may not be available in all jurisdictions and may be inadequate to prevent our competitors or other third-party manufacturers from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. We may not have sufficient protection of our intellectual property in all countries where infringement may occur. There can be no assurance that our competitors will not independently develop technologies or content that are substantially equivalent or superior to our own. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and we may not be successful in such action.

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights. A number of companies hold a large number of copyrights, trademarks, and other intellectual property that may compete with our Platform and the projects financed on the Leveller Platform. We may receive claims by third parties that we infringe their intellectual property rights.

We cannot assure you that a court adjudicating a claim that we infringe these intellectual property rights would rule in our favor should claimants file suit against us. As our Platform expands, our technology and the projects financed by the Leveller Platform may increase. As a result, we expect that infringement claims may increase in number and significance. It is not uncommon for technology developers and content creators, to be involved in intellectual property-related lawsuits by or against third parties. Any claims or proceedings against us, whether meritorious or not, could be time-consuming, result in costly litigation, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially and adversely affect our business and operating results.

Leveller is targeting a new and unproven segment within the online investment financing market.

We intend to be the first to market for film financing through an online investment platform that offers investors the opportunity to invest in projects on the Leveller Platform. As such, there is no historical indication that the future demand for tokenized offerings specific to the film industry will exist or grow, which would negatively impact our execution of our business plan and growth. Additionally, because we are pioneering the film financing vertical within the online investment financing market, being first to market may lead to slow growth and negatively impact investor confidence in our business strategy and the underlying Platform Projects we choose to list on the Leveller Platform.

The development and commercialization of a feature films is highly competitive.

The Initial Projects will face competition with respect to the motion picture they seek to develop, produce and distribute. There are many competitors operating in the same environment including major production companies worldwide. Many of these competitors have significantly greater financial, technical and human resources than the Initial Projects have and superior expertise in research and development and marketing and thus may be better equipped than the Initial Projects to develop and commercialize a feature film. These competitors may also compete with the Initial Projects in recruiting and retaining qualified cast and crew. As a result, this may affect the anticipated revenue we expected to

generate through its investments in the Initial Projects.

If the Initial Projects are not completed on schedule or within budget, our ability to generate revenue through our investments may be diminished, delayed or extinguished.

Our success will partially depend on the fact that the Initial Projects are completed on schedule and within budget. The ability to adhere with such schedule and budget is very often subject to certain uncertainties that cannot be influenced by the management of the Initial Projects or us, including but not limited to:

· Whether the Initial Projects can attract suitable production and creative staff within the budget and the determined schedule;

· The timing of the availability of the cast members;

· The continued health of the directors, producers, actors and other key personnel;

· The ability to cast younger actors resembling lead actors for certain flashback scenes;

· Delays cause by unpredictable weather;

· The availability and affordability of desirable locations; and

· The ability to secure appropriate facilities for post-production work in a timely fashion.

In the event we are unable to proceed with one or more of the Initial Projects for these or other reasons, we will exercise good business judgment to find (a) suitable replacement opportunity/ies.

Our initial success depends to a great extent on the successful production and distribution of the Initial Projects, and we may be unable to further diversify our investment to reduce its risk of failure in relation to the Initial Projects.

Notwithstanding the development of the Leveller Platform, the Initial Projects are expected to be the only film productions in which we will invest. No assurance can be given that the management team of the Initial Projects will be able to successfully develop, produce and make arrangements for the distribution of the Initial Projects. Due to the fact that the Initial Projects are expected to consist of only three film productions, we may be more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Initial Projects is subject to numerous uncertainties, including personnel availability and the release schedule of competing films. There may also be additional problems which could adversely affect our return on investment in the Initial Projects, including (without limitation) public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. Further, no assurance can be given that the Initial Projects will be to realize any revenue. Failure to realize any such revenues will have a material adverse effect on our investment in the Initial Projects and will have a material adverse effect on our business, operating results, and financial condition.

The Initial Projects, upon production of the respective films, may enter into distribution agreements, which may decrease the profitability of the Initial Projects, and thus decrease our return on investment.

The Initial Projects may enter into distribution agreements with this parties to distribute the respective films domestically and internationally. Such agreements typically provide that the distributor pay a fee up front, and then is entitled to share in the profits generated by the film. Such an arrangement may reduce the amount we will receive from its investments in the Initial Projects.

We have certain indemnity obligations to our directors, David Spisak, and several vendors.

From time to time, we have entered into indemnification provisions under certain agreements in the ordinary course of business, typically with business partners, advisors and vendors. Pursuant to these agreements, we may indemnify, hold harmless and agree to reimburse the indemnified parties on a case-by-case basis for losses suffered or incurred by the indemnified parties in connection with any claim by any third party with respect to the indemnified parties' applicable activities. Specifically, we have indemnified our Director, David Spisak, against certain claims by third parties and by our Company. Further, we have certain indemnification obligations with several our service providers, including but not limited to, Wefunder Portal LLC, Securitize, LLC, a Delaware limited liability company ("Securitize" or "Transfer Agent"), and Securitize Markets, LLC, in connection with the Offering. We do not maintain director and officer insurance coverage nor other general business insurance that would generally enable it to recover a portion of the amounts paid. We also may be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions. Should we be required to reimburse such indemnified parties, such expense will likely have a material adverse effect on our financial condition.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, and the SEC has not made an independent determination that the Offering or the Securities are exempt from registration.

No governmental agency has reviewed or passed upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Purchasers of the Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own and in conjunction with their personal advisors. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

We have the right to extend the Offering deadline. We have the right to end the Offering early.

We may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event we extend the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without us receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or we receive the Minimum Amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the Securities will be issued and distributed to you. We may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, we can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means we may limit the amount of capital we can raise during the Offering by ending it early.

The Securities are novel and have no history.

The Securities will be newly formed and are entirely novel in type as they combine an equity interest and revenue participation Right. Purchasers will not be able to compare them against other like instruments. An investment in the Securities should be evaluated on the basis of the value and prospects of the Tokens, and of the assessment of the prospects of the Company's business may not prove accurate, and the Company may not achieve its objectives. Past performance of the Company, or any similar token issued by other companies, is not predictive of the Company's future results, the value and success of the Company's securities or the ability of the Company to ever pay distributions to Token holders.

The proceeds of the Offering may be insufficient and we may require additional capital to support operations or growth and may need to create and sell additional Securities, or raise other financing, in the future.

We believe that the Minimum Amount in this Offering may be sufficient to fund our operations; however, we anticipate that we may need to raise additional capital in the future. If we are not able to reach our Minimum Amount in this Offering, the sale and issuance of Securities may not be adequate to carry out all the initiatives envisioned in our business plan. Moreover, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such purpose. In such event, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. For example, Securities may be sold at prices and on other terms that differ from those in this Offering. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our Holders. Our ability to obtain additional capital will depend on investor and lender demand, operating performance, the condition of the capital markets, and other factors. Additional capital may not be available on favorable terms when required, or at all.

Moreover, additional financing will increase the risks of an investment in our Company. For example, outside debt financing will constrain our cash flow, and outside equity financing may result in new Purchasers who attempt to implement new strategies or controls with respect to the Company or the Securities.

We have not declared dividends in the past and does not expect to declare dividends for some time into the future.

We currently intend to retain future earnings, if any, for the foreseeable future. We do not intend in the foreseeable future to pay any dividends to Holders. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management, which may impact our ability to declare dividends to its Holders.

We may not be able to execute our business plan or stay in business without additional funding.

Our ability to generate future operating revenues depends in part on whether we can obtain the financing necessary to implement our business plan. We will likely require additional financing through the issuance of debt and/or equity in order to establish profitable operations, and such financing may not be forthcoming. As widely reported, the global and domestic financial markets have been extremely volatile in recent years. If such conditions and constraints continue or if there is no investor appetite to finance our specific business, we may not be able to acquire additional financing through credit markets or equity markets. Even if additional financing is available, it may not be available on terms favorable to our Company. At this time, we have not identified or secured sources of additional financing other than the Combined Offerings. Our failure to secure additional financing when it becomes required will have an adverse effect on our ability to remain in business.

The potential application of U.S. laws regarding investment securities to the Securities is unclear.

The securities are novel, and the application of U.S. federal and state securities laws is unclear in many respects. Because of the differences between the securities and traditional investment securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the securities. In addition, because of the novel risks posed by the Securities, it is possible that securities regulators may interpret laws in a manner that adversely affects the value of the Securities. For example, if applicable securities laws restrict the ability for the Securities to be transferred, this would have a material adverse effect on the value of the Securities. The occurrence of any such legal or regulatory issues or disputes, or uncertainty about the legal and regulatory framework applicable to the securities, could have a material adverse effect on the holders of Securities.

There is no assurance that Purchasers will receive a return on their investment.

The Securities are highly speculative and any return on an investment in the Securities is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that purchasers will realize any return on their investments or that their entire investments will not be lost. For this reason, each purchaser should carefully read this Offering Statement and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the Securities. Purchasers should only make an investment in the Securities if they are prepared to lose the entirety of such investment.

All financial investments, including digital asset and security token offerings, are inherently of risk.

All investments are generally speculative in nature and involve substantial risk of loss. We strongly encourage Purchasers to consult independent third-party advisors prior to acting upon the information contained in the Offering Statement and related materials. Due to the developmental nature of blockchain technology, we do not warrant or guarantee the success in your investment arising out of your participation in this Offering. Any investment decisions and outcomes remain the responsibility of the individual. Additionally, the value of Securities may be adversely affected by factors out of our control including, but not limited to: (a) downturns in economic conditions; (b) reputation of relevant industry influenced by inappropriate actions of competitors or other organizations; (c) bankruptcies, (d) operating costs or expenses; (e) changes in or increased costs of compliance with relevant legislation; (f) falsified information, news, or rumors perpetuated by others; (g) malfunction or abandonment of underlying blockchain protocols or blockchain mining exploitation; and (h) civil unrest, acts of God or natural disasters, and acts of war or terrorism.

The price for Securities has been arbitrarily set.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Securities being sold in this Offering are shares of the Company's Class B Common Stock and the Revenue Participation Right, represented by a blockchain-based digital token. The Price Per Security has been set by the Company, with $1.35 allocated to represent per Class B Common Stock and $3.76 for each Revenue Participation Right, together equaling a total Price Per Security of $5.11. There has been no third-party valuation of Leveller's business, and Leveller makes no assertion as to the fair market value of Leveller or any of our securities. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. You are encouraged to determine your own independent value of the Company prior to investing. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors, including the estimates of the business potential and earnings prospects of the Company, an estimate of the Revenue Participation Right, the consideration of such factors in relation to market valuations of comparable companies, and the current condition of the market and the economy as a whole. The price of the Securities under the Offering should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. As such, Purchasers are at risk of holding Securities that may not be valued at $5.11 and may not ever be able to sell at that price or above, if at all.

Holders of the Securities will have no voting, management, or control rights.

The Securities carry no voting, management, or control rights, or other management or control rights in the Company. Accordingly, the Company's directors or officers may make important decisions affecting the Securities, may approve significant corporate transactions and subsequent financings, or may elect to liquidate or terminate the Company, without any assent of Holders. Accordingly, no person should purchase the Securities unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to limit individual Investor's commitment amount (including cancelling the investment commitment and returning funds) based on the Company's determination of a Purchaser's sophistication.

The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Your ownership of the Securities may be subject to dilution.

The Securities do not have preemptive rights. If the Company conducts

The Securities do not have preemptive rights. If the Company conducts subsequent offerings of Securities or securities convertible into Securities or the Company's Class B Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan, or otherwise issues additional shares, Purchasers in this Offering who do not participate in those other stock issuances will experience dilution in their economic interest in their respective percentage ownership of the Company's outstanding shares. Furthermore, Holders may experience a dilution in the value of their Securities depending on the terms and pricing of any future stock issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

Investments in startups including the Company involve a high degree of risk. Investments in the Securities may involve an even higher degree of risk.

Financial and operating risks confronting startups are significant and the Company is not immune to these potential risks. The startup market in which the Company competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

The Securities may not be transferred.

The terms of the Securities prohibit transfer of the Securities. As a result, Purchasers may be required to hold their Securities indefinitely, or the termination of the Security pursuant to the provisions set forth therein. Consequently, Purchasers must be prepared to bear the risk of an investment in the Securities until the termination of the Securities pursuant to the terms set forth therein.

The Securities are subject to significant transfer restrictions.

The Securities have not been registered under the securities laws or with any regulatory body of any jurisdiction and therefore cannot be resold or otherwise transferred, except in full compliance with all applicable laws, rules, and regulations of the transferor's jurisdiction and the transferee's jurisdiction. See "Restrictions on Transfer" in this Offering Statement. These restrictions may adversely impact your ability to resell or otherwise transfer the Securities, or the price at which you may be able to resell them, if at all.

The Securities are not redeemable at the option of the holder and the Holders will not have the right to withdraw their capital. It is not expected that the Securities will ever be registered under any securities laws of any jurisdiction. Each Holder will be required to represent that it is a qualified purchaser under applicable securities laws and that it is acquiring the Security for investment purposes and not with a view to resale or distribution of the Security or the Securities. Furthermore, each Holder must represent that it will only sell or transfer the Securities in accordance with all applicable laws, rules, and regulations. Consequently, the Holders must be prepared to bear the risk of an investment in the Securities for an extended period of time. See 'Restrictions on Transfer' in this Offering Statement for additional information on transfer and resale restrictions.

It is unclear whether or not the Securities will be freely tradable. There is no existing trading market for the Securities and an active trading market may not develop.

The Securities are a new issue of digital security Securities for which there is no established public market. Although we intend to list the Securities on a designated security token exchange, there can be no assurance that such exchange will accept the listing of Securities or maintain the listing if it is accepted. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders with liquidity of investment or that it will continue for the life of the Securities. The liquidity of any market for the Securities will depend on a number of factors, including: (i) the number of holders of Securities; (ii) performance and financial condition of the Company; (iii) the market for similar digital security Securities; (iv) the interest of traders in making a market in the Securities; and (v) regulatory developments in the digital security token industries.

The digital securities token market is a new and rapidly developing market which may be subject substantial and unpredictable disruptions that cause significant volatility in the prices of digital securities. We cannot assure you that the market, if any, for the Securities will be free from such disruptions or that any such disruptions may not adversely affect your ability to sell your Securities. Therefore, we cannot assure you that you will be able to sell your Securities at a particular time or that the price you receive when you sell will be favorable.

The tax treatment of the Securities, the purchase rights contained therein, and the Security distribution is uncertain, and there may be adverse tax consequences for Purchasers upon certain future events.

The tax characterization of the Securities and the Revenue Participation Right is uncertain, and each Purchaser must seek its own tax advice in connection with an investment in the Securities. An investment pursuant to the Subscription Agreement and the purchase of Securities pursuant thereto may result in adverse tax consequences to Purchasers, including withholding taxes, income taxes and tax reporting requirements. Each Purchaser should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Securities and the rights contained therein.

The tax characterization of the Securities and Rights also affect the Company's tax liability in connection with the Offering. In addition, the accounting consequences are uncertain, and there is a possibility that the proceeds of the Offering might be treated as a liability rather than equity for accounting purposes, which would reduce the Company's net book value compared to equity treatment, which would prevent the Company from making dividend payments until such time, if ever, Company's net book value increases to a positive amount at least greater than the aggregate amount of any proposed dividend.

No tax opinion.

Neither the Company nor counsel to the Company will render any tax opinion or advice with respect to the Offering of the Securities. Accordingly, each Purchaser

advice with respect to the Offering of the Securities. Accordingly, each Purchaser should discuss the tax considerations of an investment in the Securities with his or her own tax advisor.

The Securities issued in connection with this Offering, and in the Combined Offerings, may be subject to registration under the Securities Exchange Act of 1934 if the Company has assets above $10 million and more than 2,000 holders of record of the Securities.

Companies with total assets above $10 million and more than 2,000 holders of record of a class of its equity securities, or 500 holders of record who are not accredited investors, must register that class of equity securities with the SEC under the Exchange Act. With the capital raised from the Combined Offerings, the Company may surpass $10 million in assets, and 2,000 holders. Securities issued pursuant to Regulation Crowdfunding are conditionally exempted from the record holder count under Section 12(g) of the Exchange Act if the following conditions are met:

· the Company is current in its ongoing annual reports required pursuant to Regulation Crowdfunding;

· has total assets as of the end of its last fiscal year of $25 million or less; and

· has engaged the services of a transfer agent registered with the SEC.

As a result, registration is required if the Company has, on the last day of its fiscal year, total assets greater than $25 million and the class of equity securities is held by more than 2,000 persons, or 500 persons who are not accredited investors. In that circumstance, the Company will be granted a two-year transition period before it is required to register its class of securities pursuant to Section 12(g) of the Exchange Act, so long as it timely files all of the annual reports required by Regulation Crowdfunding during such period. Nevertheless, if these conditions are not met, the Company will have to register the Securities with the SEC, which will be a laborious and expensive process.

You must provide a valid network address and other information for Security distribution or forfeit ability to receive Securities.

The Securities will be delivered to a digital wallet address indicated by Purchaser at the time of subscription, or thereafter, as applicable. In the event of the Token Generation Event, if you fail to provide the Company within fourteen (14) calendar days a network address and other information necessary to facilitate a distribution of Securities, the Company may in its discretion effectuate a payment of some or all of your Subscription Amount in cash and without any interest, without any further obligations. You are responsible for the accuracy of the information provided. Providing inaccurate digital key or public address for purposes of Security transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's obligations. Alternatively, the Company may provide you with the default option of holding your Securities in its treasury account. Should such option be made available, you may have the ability to register a digital wallet a receive the Securities at a later date.

Upon the Token Generation Event, it is unlikely the Securities will be freely tradable. There is no existing trading market for the Securities and an active trading market may not develop.

The Securities are a new issue of digital asset securities for which there is no established public market. Although we intend to list the Securities on a designated digital asset securities exchange, there can be no assurance that such exchange will accept the listing of Securities or maintain the listing if it is accepted. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders with liquidity of investment or that it will continue for the life of the Securities. The liquidity of any market for the Securities will depend on a number of factors, including: (i) the number of holders of Securities; (ii) performance and financial condition of the Company; (iii) the market for similar digital asset security Securities; (iv) the interest of traders in making a market in the Securities; and (v) regulatory developments in the digital asset security token industry.

The Company is offering its shares of Class B Common Stock and Revenue Participation Rights in this Offering. The shares of Class B Common Stock will solely exist as book-entry shares within the records of the Transfer Agent and will not have traditional share certificates. We intend that each share of the Class B Common Stock and the Revenue Participation Right will be represented by a digital token. The Tokens will not be shares of Class B Common Stock and the Revenue Participation Right; rather, they are a digital representation of the number of shares of Class B Common Stock and the Revenue Participation Right purchased and held by a given stockholder.

The Tokens will initially be "Securitize DS Protocol" digital tokens. The Tokens will be created, held, distributed, maintained, and destroyed by the Transfer Agent. The Transfer Agent uses the Securitize DS Standard to program any relevant compliance-related transfer restrictions that would traditionally been found on a paper stock certificate onto so called "smart contracts" (computer programs written to the relevant blockchain), which allows the smart contract to impose and execute the relevant conditions on the transfer of the Tokens. Tokens cannot be created or destroyed by any entity other than the Transfer Agent.

Even if we are successful in making the Tokens available to trade on an ATS, this ATS may experience limited volume and liquidity.

If the Tokens are being made available for purchase on, and can be traded through an alternative trading system ("ATS"), we expect that both the Transfer Agent and any ATS we may use may have the capability to support trades in the Class B Common Stock and the Revenue Participation Right and transfers of the Tokens. To trade the Tokens on an ATS, holders of the Tokens will have to satisfy the Transfer Agent's and ATS's requirements to create an account with both. An ATS on which the Tokens are being made available to trade may only provide limited liquidity for purchasers and sellers. Additionally, an ATS on which our Tokens may trade, may experience limited trading volume due to a relatively small number of shares trading on such ATS. Further, it is possible that the ATS on which the Tokens are made available to trade will not have market makers, or other institutions that stand ready to buy and sell the Tokens. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher

novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently the Tokens may be less liquid than traditional common stock traded on securities exchanges or national market system ("NMS").

The number of securities traded on an ATS that supports the use of our Tokens may be very small, making the market price more easily manipulated.

While the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater on an ATS as the latter is a closed system that does not have the same breadth of market and liquidity compared to a securities exchange or NMS. There can be no assurance that the efforts of an ATS or any broker-dealers will be sufficient to prevent such market manipulation.

We rely on our Transfer Agent to maintain the books and records regarding ownership of our Class B Common Stock.

Ownership of the Class B Common Stock is based upon the books and records of the Transfer Agent. If the Transfer Agent chooses to exercise its termination rights or otherwise ceases to operate as a transfer agent, we would seek to engage a successor transfer agent. We are unlikely to assume the role of transfer agent in such a situation, and no assurance can be given that we would be able to find a successor transfer agent. If we are unable to find a successor transfer agent, the trading ability of our Tokens would be adversely affected and it may be difficult or even impossible for us to take any actions in furtherance of an ATS listing. Even in the event that we identify or choose to change to a different transfer agent, the listing of the Tokens on an ATS may become more difficult or even impossible. In addition, transferring the Tokens to a new blockchain due to a change to a different transfer agent could lead to clerical or record errors.

The payment mechanics for securities represented digitally are novel and untested.

We may allow our Class B Common Stock and the Revenue Participation Right to trade on an ATS that supports the use of our Tokens. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its customer accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has no listing requirements for issuers or for the securities traded.

There are no minimum price or other listing requirements for trading securities on an ATS as there are for trading securities on the Nasdaq Global Market or other NMS trading platforms. As a result, trades of our Token on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

Transactions involving the Class B Common Stock may not be properly reflected on the blockchain.

While the records of our Transfer Agent govern record ownership of the Class B Common Stock, for all record holders of the Class B Common Stock on the Transfer Agent's official and controlling records, there will be "courtesy copy" of certain ownership records on the blockchain used by the Tokens. Following the Transfer Agent's approval of any change in record ownership, the security position information relevant to a record holder's digital account address on the blockchain is updated consistent with changes to the Transfer Agent's official books and records. To the extent that the Transfer Agent's records and the "courtesy copy" get out of sync, there could be a delay while the Transfer Agent corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of the Class B Common Stock, which could adversely affect the liquidity for, and market value of, the Class B Common Stock.

The trading ledger showing trades in the Tokens will be publicly available, which may give rise to privacy concerns.

The distributed ledger that will be used to record transfers of the Token and thus of the shares of the Class B Common Stock and the Revenue Participation Right will be available to the public and will store the trading history starting from the issuance of the Tokens. The personal identity information necessary to associate a public key presenting a given block of Tokens with the owner of the shares of Class B Common Stock will be maintained by the Transfer Agent in a proprietary ledger system that is not exposed to the public. Thus, trading data with respect to the shares of Class B Common Stock will be available but not the identity of the holder of Class B Common Stock. Security breaches relating to the proprietary ledger system maintained by the Transfer Agent could result in theft of the information necessary to link personal identities with public keys, the stolen information could be used to determine the affected stockholder's complete trading history in the Class B Common Stock. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of the Class B Common Stock.

Technology on which the Transfer Agent and any ATS may rely for their operations may not function properly.

The technology on which the Transfer Agent and any ATS relies, including any communications between such ATS and the Transfer Agent, may not function properly because of internal problems, including a failure relating to API integrations, or as a result of cyber-attacks or external security breaches. Any such malfunction may adversely affect the ability of holders of the Tokens on such ATS, or the ability of our Transfer Agent to transfer the Tokens.

Holders of our Class B Common Stock are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Holders of shares of our Class B Common Stock are responsible for ensuring that

any secondary sale of our Class B Common Stock is performed in accordance with applicable federal and state securities regulations. Our Class B Common Stock may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state "blue sky laws" or other jurisdictions' securities laws. Purchasers of our Class B Common Stock who attempt to sell or transfer the Tokens on the secondary market may be deemed to be distributors or brokers under federal or state law, and should ensure compliance with such laws when engaging in secondary sales or transfers.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which we will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the industry, as well as blockchain networks, include, without limitation:

·   Worldwide growth in the adoption and use of blockchain technologies;

·   Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

·   Changes in consumer demographics and public tastes and preferences;

·   The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;

·   General economic conditions and the regulatory environment relating to digital currencies; or

·   A decline in the popularity or acceptance of blockchain technologies and virtual currencies.

The regulatory regime governing blockchain technologies and tokens is uncertain, and new regulations or policies may materially adversely affect the Class B Common Stock, the Revenue Participation Right and the Tokens.

Regulation of digital asset securities and token offerings such as this, blockchain technologies, and exchanges currently is undeveloped, likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may adversely affect the availability of trading venues for the Class B Common Stock. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, we could be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption the Securities.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, could adversely impact the blockchain industry as a whole.

The potential application of U.S. laws regarding virtual currencies and money transmission to the Transfer Agent's or any ATS's use of a blockchain network is unclear.

The non-controlling blockchain-based "courtesy copy" of record ownership uses technology that relies on and uses a blockchain network. Although the Transfer Agent or any ATS we may use maintain certain licenses in connection with virtual currency applications, none of these parties are licensed under the virtual currency or money transmission regulations of any state in the United States or registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN"). If any regulatory authority were to assert that additional licensing or registration was required by the Transfer Agent or any ATS,

it could affect the operations or viability of the Transfer Agent or any ATS, and could adversely affect the availability of trading venues for the Class B Common Stock. This in turn would have a material adverse effect on the liquidity of the Class B Common Stock and the holders' ability to trade such securities.

Potential Purchasers may not have the skills necessary to secure, trade, or collect distributions using the Tokens or to comply with the requirements of the Company.

Participating in this Offering requires technical skill beyond that of many Purchasers. Securing, trading or collecting distributions relating to the Securities requires working knowledge of blockchain technology, blockchain assets and their attendant systems and processes. Similar knowledge of blockchain asset exchanges and other industry participants may be required to comply with the requirements of the Offering.

The Ethereum blockchain, which is currently used for the Tokens, is susceptible to malicious attacks.

The Ethereum blockchain, which will be used for the Tokens, is susceptible to mining attacks, including double-spend attacks, majority mining power attacks, "selfish-mining" attacks, and race condition attacks, as well as other new forms of attack that may be created in the future. Any successful attacks present a risk to the holders of the Securities, expected proper execution and sequencing of the Securities, and expected proper execution and sequencing of Ethereum contract computations in general. Mining attacks may also target other blockchain networks with which the Securities interact, which may consequently significantly impact the Securities.

Risks related to the rapid development of technology over time.

It may take a substantial amount of time before the Leveller Platform is fully functional and operating as anticipated. During the time we are developing the Leveller Platform, technological advancements may occur in our industry and in the blockchain industry overall. To adopt new and superior technologies and services may cost a substantial amount of time and money. As of the date of this Form C, we are currently building the Leveller Platform on top of the Ethereum blockchain network; however, by the time we are complete, there may be superior technology or networks that would better suit our needs. In addition, competitors and later entrants in our industry may utilize these superior technologies and may put us in a less than competitive position in the market. If we are unable to adopt the latest technologies that would improve the Leveller Platform, an investment in the Tokens may be negatively impacted.

Digital wallets themselves are subject to significant technical risks.

The ATS and Transfer Agent does not provide hosted blockchain-based digital token wallets. As a result, Purchasers will have to create and maintain their own digital wallets. Vulnerabilities or errors in the computer code operating digital wallets can, and have in the past, resulted in the permanent loss of Tokens held in those wallets. Vulnerabilities and exploits may permit bad actors to irreversibly transfer assets out of the wallet. Similarly, code errors and poorly constructed smart contracts underlying the operation of digital wallets have in the past resulted in the 'locking' of wallets, freezing assets in place permanently. This effectively destroys the value of the Tokens held in the wallet, and such errors may never be reversible, or the assets rendered irretrievable.

Risks Related to Storing Private Keys.

Physical or digital records of the private keys corresponding to digital wallets that store your Tokens should be safeguarded by using physical secured storage or encrypted digital storage methods. Any loss or theft of such records and/or backup records would adversely affect an investment in the Tokens.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the Tokens may also be subject to significant price volatility.

The prices of digital currencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Securities may also be highly volatile. Several factors may influence the market price, if any, of the Securities, including, but not limited to:

• the ability of the Securities to trade on a secondary market, if at all;

• the availability of a digital asset securities exchange, ATS, or other trading platform for digital assets;

• global digital asset and security token supply;

• global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;

• purchasers' expectations with respect to the rate of inflation;

• changes in the software, software requirements or hardware requirements underlying the Securities;

• changes in the rights, obligations, incentives, or rewards for the various holders

of the Securities;

● interest rates;

● currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

● government-backed currency withdrawal and deposit policies of digital asset exchanges;

● interruptions in service from or failures of major digital asset and security token exchange on which digital assets and security tokens are traded;

● investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in securities, tokens or other digital assets;

● monetary policies of governments, trade restrictions, currency devaluations and revaluations;

● regulatory measures, if any, that affect the use of digital assets and security tokens such as the Securities;

● global or regional political, economic or financial events and situations; and

● expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and security token industry and may affect other digital assets including the Securities. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Securities and other digital assets to fluctuate. Such volatility in the price of the Securities may result in significant loss over a short period of time.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,001**

Use of Proceeds: Initial Projects ("The Inventor") - 92.5%

Wefunder intermediary fee - 7.5%

If we raise: **$1,069,998**

Use of Proceeds: Initial Projects ("The Inventor," "Homegrown," and "Night of the Zoombies") - 62.5%

Platform development - 10%

Employee wages & contractor fees - 10%

Wefunder intermediary fee - 7.5%

Marketing - 5%

General working capital - 5%

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date. Investors will be required to register a 'Securitize ID' in order to participate in any Token Generation Event. Information relating to investors' onboarding with Securitize LLC will be made available on by Wefunder or around the date of our final closing.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The Company is offering up to 209,393 shares of its Class B Common Stock and Revenue Participation Rights (the "Securities"), represented by a blockchain-based digital token (the "Token"), which initially will be digital tokens on the platform and protocol operated by Securitize, Inc. (the "Securitize DS Protocol"), for a total aggregate amount of $1,069,998.23. The Tokens are not shares of Class B Common Stock or the Revenue Participation Right; rather, they are digital representations of the number of Class B Common Stock shares purchased and Revenue Participation Rights held by a given stockholder. See exact security attached in Appendix B, Investor Contracts.

Each Security will be composed of (i) Class B Common Stock and (ii) a revenue participation right (the "Right") in up to three film financing projects financed by the Company as more fully detailed in the Subscription Agreement, attached hereto as Appendix B, Investor Contracts.

Leveller Media, Inc. is offering up to 209,393 at a price per token of $5.11.

The campaign maximum is $1,069,998.23 and the campaign minimum is $50,001.35.

Potential Quarterly Distributions: Commencing upon the final closing of the Offering and until such time as Purchaser has received payments from Company pursuant to this Subscription Agreement totaling, in the aggregate, the Maximum Revenue Share Amount, Purchaser shall be entitled to receive a payment from Company for each fiscal quarter in an amount equal to the Quarterly Revenue Share Amount.

Maximum Revenue Share Amount: Ten times (10X) the initial token price of $5.11 per token.

Quarterly Revenue Share Amount: The dollar amount that is equal to the product of (a) the Quarterly Initial Projects Gross Revenues multiplied by (b) fifty percent (50%) multiplied by (c) the Proportionate Share per Token.

Quarterly Initial Projects Gross Revenues: All gross revenues collected by Company in connection with and derived from the Initial Projects during the period beginning upon the final closing of the Offering until the Maximum Revenue Share Amount has been distributed to Purchasers.

Proportionate Share per Token: A fraction, the numerator of which is one (1) and the denominator of which is the total number of Tokens issued by Company.

Change of Control Repayment Amount: Two and one half (2.5X) the initial Token price of $5.11 per Token.

Transfer Agent and Registrar

Securitize LLC will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and other documents related to the Securities in conjunction with the following summary information. All capitalized terms not otherwise defined herein are defined in the Subscription Agreement, a form of which is attached hereto as Appendix B, which set forth the rights, preferences, powers and restrictions and limitations thereon to be attached to the Securities, if as and when issued by the Company.

Securities Offered

The Company intends that each share of Class B Common Stock and the Revenue Participation Right, will be represented by a blockchain-based digital token, which initially will be Securitize DS Protocol digital tokens. The Tokens are not shares of Class B Common Stock or the Revenue Participation Right; rather, they are digital representations of the number of shares purchased and Revenue Participation Rights held by a given stockholder.

The Company is offering uncertificated shares of Class B Common Stock as well as the Revenue Participation Right, represented by the Tokens. Securities shall confer upon the Holder the rights associated with the Company's Class B Common Stock and the Revenue Participation Right. The Company will use its commercially reasonable efforts to issue the Tokens.

Price Per Security

The Securities will be sold pursuant to the terms and conditions under the Subscription Agreement, attached hereto as Appendix B, at a price of $5.11 per Security (the "Price Per Security") in this Offering.

The Company reserves the right to grant additional discounts or extend the discounts beyond the specified parameters. As a result of these discretionary pricing features, the prices and dollar amount ranges should be viewed as merely illustrative. Purchasers should not rely on these prices and ranges to calculate the aggregate amount of Securities that will be issued by the Company.

The following outlines the rights of the Securities as shares of the Company's Class B Common Stock, as provided in our Second Restated Articles, exhibited hereto as Appendix E.

Voting Rights

The holders of Class B Common Stock shall have no voting rights except as otherwise required by law. Notwithstanding the foregoing, as long as any shares of Class B Common Stock are outstanding, the Company shall not, without the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Second Restated Articles or bylaws so as to adversely affect (disproportionately relative to the Class A Common Stock) the preferences, rights or powers of the Class B Common Stock.

The holders of record of the shares of capital stock of the Company, with the holders of Series Seed Preferred Stock voting together with the holders of the Common Stock as a single class on an as-converted basis, shall be entitled to elect all of the directors of the Company.

Dividend Rights

For so long as any shares of Series Seed Preferred Stock remain outstanding, no dividend may be declared or paid by the Company on the Class B Common Stock without the prior written consent of the majority of the outstanding shares of Series Seed Preferred Stock (i.e., HDIB Holdings, LLC as owner of 100% of the Series Seed Preferred Stock). Subject to the foregoing, the Company shall declare all dividends pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Liquidation Distributions

Holders shall in all other respects carry the same rights and privileges as holders of Class A Common Stock, including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Company, and be treated the same as holders of Class A Common Stock, including any merger, consolidation, share exchange, reclassification or other similar transaction.

Anticipated Security Circulation

Total supply equals 1,956,947 Class B Common Stock, exclusive of any compensatory or reserved tokens not allocated for sale in this Offering or the Combined Offerings (defined below).

The Revenue Participation Right

Key terms of the Revenue Participation Right are defined below:

Potential Quarterly Distributions

From the final closing of the Offering until such time the Holder received payment from the Company equal to the Maximum Revenue Share Amount, Holders shall be entitled to receive a payment from the Company for each fiscal quarter in an amount to the Quarterly Revenue Share Amount, as applicable.

Maximum Revenue Share Amount

Maximum Revenue Share Amount means ten times (10x) the Holder's Purchase Amount resulting from the aggregate sum of the Holder's pro rata share of the revenue generated by the Initial Projects, and if applicable, the Platform Projects.

Quarterly Revenue Share Amount

The dollar amount that is equal to the product of (a) the Quarterly Initial Projects Gross Revenues multiplied by (b) fifty percent (50%) multiplied by (c) the Proportionate Share per Token.

Quarterly Initial Projects Gross Revenues

All gross revenues collected by Company in connection with and derived from the Initial Projects during the period beginning upon the final closing of the Offering until the Maximum Revenue Share Amount has been distributed to Purchasers.

Proportionate Share per Security

A fraction, the numerator of which is one (1) and the denominator of which is the total number of Securities issued by Company.

Change of Control Repayment Amount

In the event of a Change of Control, the Change of Control Repayment Amount shall mean two and one half (2.5X) the Price Per Security of $5.11.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Information Rights

The Company shall deliver to each Purchaser (or post on the Platform) unaudited financial statements no later than 120 days following the close of each fiscal year. Additionally, in connection with the Revenue Participation Right, the Company shall provide each Purchaser with an unaudited statement of all gross revenues collected by Company in connection with and derived from the Initial Projects during the period beginning upon the final closing of the Offering until the sooner of when (i) the Maximum Revenue Share Amount has been distributed to Purchasers or (ii) the Company's obligations to Purchasers in connection with the Revenue Participation Right are otherwise terminated. If audited or reviewed financial statements are available, the Company, in its sole discretion, provide those statements in lieu of unaudited financial statements to the Purchasers.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited Investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Concurrent Securities Offering Pursuant to Regulation D and Regulation S

The Company is selling securities in a concurrent offering to accredited investors in reliance on Rule 506(c) of Regulation D and to non-US persons in reliance on Regulation S under the Securities Act (the "Combined Offerings") at the same time as this Offering under Regulation Crowdfunding. The Securities offered in the Regulation D and Regulation S exempt offerings are the same Securities with the same rights as the Securities offered in this Offering. The maximum offering amount under this Offering together with the Combined Offerings is $9,999,994.06.

Token Generation Event

The Company intends to engage Securitize LLC or its affiliate to create and disburse the Securities within thirty (30) days of the final closing following the Offering Deadline (the "Token Generation Event"). On the Token Generation Event date, the Securities will be delivered to the Purchasers in accordance with the terms in the Subscription Agreement and to comply with the procedures required by Securitize, Inc. in connection with the Token Generation Event. The Securities will be delivered to a digital wallet address indicated by Purchasers at the time of subscription or will be made available by other means. Notwithstanding the foregoing, if the Token Generation Event has not occurred on or before the date that is six (6) months from the final Offering Deadline of the Offering, Company will instead issue to Purchaser a number of uncertificated shares of Company's Class B Common Stock equal to the Purchase Amount as well as transaction documents relating to the Revenue Participation Right.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the

reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred Stock	4,083,287	4,083,287	Yes ⌄
Class B Common Stock	5,000,000	0	No ⌄
Class A Common Stock	25,000,000	14,400,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	9,226
Options:	n/a

Describe any other rights:

Series Seed Preferred stock has liquidation preferences over common stock. Class A and Class B Common Stock are identical in rights and privileges except that Class A Common Stock has voting rights while Class B Common Stock does not.

Mandatory Distributions for Series Seed Preferred Stock Holders.

Upon the occurrence of a Qualified Financing Event, the Company shall thereupon pay and distribute to the holders of shares of Series Seed Preferred Stock then outstanding, an amount equal to ten (10%) of the funds and assets received by the Company from each such Qualified Financing Event (the "Preferred Distributions"), until the cumulative aggregate amount of such distributions equal the original issue price for each share of Series Seed Preferred Stock, at which time all further Preferred Distributions shall cease. Preferred Distributions have been waived for this Offering by the Series Seed Preferred Stock holder.

Conversion of Series Seed Preferred Stock

Upon the earliest to occur of (a) the receipt by the holders of Series Seed Preferred Stock of one or more Preferred Distributions which in aggregate amount are equal to the original issue price for each such share of Series Seed Preferred Stock, (b) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (c) the date and time, or the occurrence of an event, specified by written consent of the majority of Series Seed Preferred Stock holders at the time of such consent (the time of such receipt of payment ox closing or the date and time specified or the time of the event specified in such written consent, (i) all outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in the Company's Articles of Incorporation, and (ii) such shares may not be reissued by the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and

and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

The Company has conducted the following transactions with related persons:

On or about January 3, 2021, the Company and a lender entered into a certain agreement, providing for a loan to the Company of $270,000 (the "Prior Agreement"). On July 6, 2021, the Company and the Lenders (defined below), entered into the amended and restated note and warrant purchase agreement (the "Note & Warrant Agreement"), whereby the Prior Agreement and any promissory notes, warrants, and security agreements were deemed null and void and of no force or effect. Additionally, the parties to the Prior Agreement agreed that the Note & Warrant Agreement replaced and superseded the Prior Agreement in its entirety.

Pursuant to the Note & Warrant Agreement, of the $270,000 loaned to the Company under the Prior Agreement, $170,000 is deemed part of the Loan Amount (defined below) under the Note & Warrant Agreement and $100,000 is represented by an unsecured subordinated promissory note issued by the Company to Clarkson Law Firm, P.C., bearing ten percent (10%) simple interest, with no warrant coverage.

Under the Note & Warrant Agreement, the Lenders agreed to provide a loan to the Company in an aggregate amount of two hundred fifty thousand dollars ($250,000) (the "Loan Amount") in the form of promissory notes (the "Promissory Notes"), of which the parties agreed that the Loan Amount shall be applied by the Company to offset the production financing commitment with respect to The Inventor, pursuant to the financing agreement made between the Company and Leo & King LLC. In exchange for such payment of the production financing commitment, the Company shall receive a five percent (5%) profit interest in The Inventor (the "Initial Project Equity Interest"). As an inducement and to secure payment of the obligations of the Company, the Company pledged the Initial Project Equity Interest and the Company's share of net receipts in The Inventor as collateral.

Under the Promissory Notes, the Company agreed to pay the principal plus interest at a rate per annum equal to twenty percent (20%), compounded annually. In addition, the Company will sell to the Lenders warrants to purchase an aggregate of nine thousand two hundred twenty six (9,226) shares of Class B Common Stock of the Company at a price per share equal to two dollars and seventy one cents ($2.71), for the aggregate warrant purchase price of twenty five dollars ($25) (the "Warrant(s)").

The lenders under the Note & Warrant Agreement, among others, include: the Clarkson Law Firm, P.C., of which Ryan Clarkson, the Company's Director and Co-CEO, is the managing partner, David Spisak, the Company's Director, LWC Holdings, LLC, and Reliant Assets, LLC (the "Lenders").

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Clarkson Law Firm, P.C.
Issue date	12/30/20
Amount	$170,000.00
Interest rate	10.0% per annum
Current with payments	Yes

SENIOR SECURED PROMISSORY NOTE

Loan

Lender	Reliant Assets, LLC
Issue date	01/21/21
Amount	$30,000.00
Interest rate	20.0% per annum
Current with payments	Yes

SENIOR SECURED PROMISSORY NOTE

Loan

Lender	LWC Holdings, LLC
Issue date	07/06/21
Amount	$25,000.00
Interest rate	20.0% per annum
Current with payments	Yes

SENIOR SECURED PROMISSORY NOTE

Loan

Lender	David Spisak
Issue date	07/06/21
Amount	$25,000.00
Interest rate	20.0% per annum
Current with payments	Yes

SENIOR SECURED PROMISSORY NOTE

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2018	Section 4(a)(2)	Preferred stock	$500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	HDIB Holdings, LLC
Amount Invested	$500,000.00
Transaction type	Priced round
Issue date	11/04/18
Relationship	David Spisak, Director of the Company, is Chairman of HDIB Holdings, LLC

Name	Clarkson Law Firm, P.C.
Amount Invested	$170,000.00
Transaction type	Loan
Issue date	12/30/20
Interest rate	10.0% per annum
Current with payments	Yes
Relationship	Ryan Clarkson, the Company's Co-CEO, Secretary, CFO, and Director, is the managing partner of Clarkson Law Firm, P.C.

Name	David Spisak
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	07/06/21
Interest rate	20.0% per annum
Current with payments	Yes
Relationship	Director

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Leveller connects the best Creators in the world with investor-fans all across the globe to bring incredible stories to life on film & tv.

In five years, we hope to be changing the story for independent film finance and production in favor of Creators and investor-fans at scale.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Leveller Media, Inc. was incorporated in the State of California in May 2018.

Since then, we have:

- 10% equity in Leveller

- 150% return plus 22% profit share in "Night of the Zoombies"

- 125% return plus 5% profit share in "The Inventor"

- 120% return plus 50% profit share in "Homegrown"

- Producer credits based on funding level (End Crawl, Associate Producer, Executive Producer)

Historical Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.

- *Assets.* As of December 31, 2020, the Company had total assets of $275,918, including $275,918 in cash. As of December 31, 2019, the Company had $150,004 in total assets, including $150,004 in cash.

- *Net Loss.* The Company has had net losses of $178,933 and net losses of $326,831 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $292,986 for the fiscal year ended December 31, 2020 and $8,143 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $500,000 in equity and $250,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Leveller Media, Inc. cash in hand is $42,000, as of August 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,000/month, for an average burn rate of $2,000 per month. Our intent is to be profitable in 24 months.

Since the date of our financials, the content spend industry-wide has increased dramatically.

We expect to need a total of $300,000 in order to reach a revenue-generating point 24 months from now. 6-12 months after that point, we hope to generate $3.6M in revenue and incur $2.6M in expenses. These projections cannot be guaranteed.

For additional capital outside of this offering, we are pursuing a concurrent Reg D 506(c) offering.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ryan Clarkson, certify that:

(1) the financial statements of Leveller Media, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Leveller Media, Inc. included in this Form reflects accurately the information reported on the tax return for Leveller Media, Inc. filed for the most recently completed fiscal year.

Ryan Clarkson
CFO, Secretary, and Co-CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent

or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL CONTRACTS

Initial Projects

The Inventor – Agreement with Leo & King LLC

On September 23, 2020, the Company entered into a term sheet with Leo & King LLC (the "Project 1 Producers") regarding its prospective investment in the feature-length stop motion animated motion picture, The Inventor. Project 1 Producers are offering 15% of profits as equity for $750,000 with an option for the Company to invest an additional $250,000 for an additional 5% equity (still pro rata pari passu to the total net equity) at a 25% preferred return calculated against each investors' initial capital contribution amount. Project 1 Producers are already working toward closing documents on $500,000 of this equity pool. The remaining (up to) $500,000 shall be allocated to Leveller's equity financing for an exclusive period beginning October 31, 2020 for the initial $250,000, with an additional two months for the remaining optional $250,000. For the avoidance of doubt, each $250,000 is at 5% equity increments. If less than $250,000 is available for investment by Leveller, then Leveller shall cease all raising efforts, and the parties will mutually determine whether to invest lesser sums into The Inventor (or terminate their agreement). The investment is subject to long-form financing documentation. In connection with the investment, the Company will be entitled to an animated logo credit, on screen, among all logo credits in the main opening titles; production company credit, on screen, among all production credits in the main opening titles; up to two (2) individual executive producer credits, in paid ads, IMDB, and similar databases and websites (which will be for Ryan Clarkson and Eric VonFeldt), and end crawl credits for Leveller investors in this Offering, who exceed certain investor thresholds.

The Inventor – Financing Agreement with Leo & King LLC

On November 25, 2020, the Company entered into a certain financing agreement with the Project 1 Producers, whereby the Company agreed to contribute the sum of Two Hundred Fifty Thousand Dollars ($250,000) for a five percent (5%) share of the net profits produced by the film, The Inventor, in connection with the development, pre-production, production, post-production, and/or distribution and marketing of The Inventor.

Homegrown – Agreement with Copperheart Entertainment

On March 2, 2021, the Company entered into an investment agreement with NewCo regarding its investment in the feature-length motion picture currently titled, Homegrown, in an amount up to $4,400,000. Under the investment agreement, the Company is entitled to, on a pro-rata, pari-passu basis with all other equity investors in accordance with their respective equity contributions to the picture, gross receipts, if any, on a cumulative and continuing basis.

Night of the Zoombies Agreement

On June 22, 2021, the Company entered into a production investment agreement with Copperheart Entertainment Inc. a Canadian corporation ("Cooperheart"), regarding the Company's investment in the feature-length animated film currently titled, Night of the Zoombies, for an amount of $2,600,000 (the "Copperheart Agreement"). Under the Copperheart Agreement, the Company is entitled to recoup its Investment Amount and any profits in accordance with the recoupment and profit schedule attached thereto, after the RBC Loan, as referenced therein, has been paid in full and until Copperheart has received sufficient funds pursuant to a distribution agreement for the licensing, granting or selling to the distributors' rights to distribute, broadcast, exhibit, or otherwise exploit the Picture or any rights therein or thereto.

Engagement Agreement with Securitize Markets

Services

In connection with the Combined Offerings the Company entered or anticipates entering into a listing agreement with Securitize Markets, LLC, a registered broker-dealer and member of FINRA/SIPC ("Securitize Markets")(the "Listing Agreement"). Accordingly, Securitize Markets will provide certain offering facilitation services, including (i) posting the offering materials, the Subscription Agreement and any such other materials as mutually agreed upon by the Company and Securitize Markets on a website specifically relating to the Combined Offerings operated by Securitize Markets (the "Site"), (ii) accepting, recording, confirming and reconfirming commitments of Purchasers, (iii) opening accounts for eligible Purchasers with Securitize Markets or any of its affiliates, as needed, (iv) providing updates of the Combined Offerings, and (v) issuing transaction confirmations and statements to Purchasers reflecting the terms of their investment.

Due Diligence Fee, Commission and Expenses

In accordance with the Listing Agreement, the Company has agreed to pay to Securitize Markets a non-refundable initial onboarding and due diligence fee in the amount of $15,000. Additionally, the Company has agreed to pay a fee equal to one percent (1.00%) of the gross proceeds received in the Combined Offerings. Under the Listing Agreement, the Company has also agreed to pay certain reasonable out-of-pocket expenses incurred by Securitize Markets, including, without limitation, travel costs, maintenance of the Site, and any such other customary expenses for this type of engagement. Further, the Company has agreed to reimburse Securitize Markets for reasonable out-of-pocket expenses incurred by Securitize Markets, including, without limitation, legal or regulatory fees, regulatory filings fees and reasonable fees relating to counsel or consultant fees relating to the review of offering materials for purposes of compliance with applicable SEC and/or FINRA rules.

Indemnification

Under the Listing Agreement, the Company has agreed to indemnify and hold Securitize Markets, its affiliates, and each of their respective officers, directors, managers, members, partners, employees and agents, and other persons controlling Securitize Markets harmless from and against any claims, liabilities, losses, damages and expenses related to or arising out of or in connection with Securitize Markets' services under the Listing Agreement or the Combined Offerings.

Miscellaneous

While the Company's management may promote the Combined Offerings, no other commissions will be paid to anyone in connection with facilitating the Combined Offerings. Securitize Markets has made no commitments to purchase all or any part of the Securities. Securitize Markets is not purchasing any of the Securities in the Combined Offerings and is not required to sell any specific number or dollar amount of the Securities.

Engagement of Transfer Agent, Platform Services, and Registrar Services

Services

In connection with the Combined Offering and this Offering the Company has entered into a platform services, transfer agent and registrar agreement with Securitize LLC, a Delaware limited liability company and SEC registered transfer agent ("Securitize," or "Transfer Agent"), as effective as of August 15, 2019 (the "Platform Services Agreement"). In accordance with the Platform Services Agreement, the Company appointed Securitize as its transfer agent to provide services relating the issuance and transfer of the Securities and the Tokens, as applicable, and to act as the official registrar of the Securities. In addition, Securitize and its affiliates will perform certain other platform services under the Platform Services Agreement, including KYC/AML checks, accreditation verification and such other back-end Offering related services as set forth in the Platform Services Agreement.

Indemnification

Under the Platform Services Agreement, the Company has agreed to defend, indemnify and hold Securitize, its affiliates, and their officers, directors, managers, shareholders, members, employees, representatives and successors and assigns harmless from and against any claims, liabilities, losses, damages and expenses related to or arising out of or in connection with Securitize's services under the Platform Services Agreement or the Offering.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: if information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.leveller.io/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Leveller Subscription Agreement 9.3.21

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Spisak
Eric Vonfeldt
Ryan Clarkson

Ryan Clarkson

Appendix E: Supporting Documents

3.B._Leveller_-
_Restated_Articles_of_Incorporation__timestamped_final_3.11.20_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Leveller Subscription Agreement 9.3.21

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Spisak

Eric Vonfeldt

Ryan Clarkson

Appendix E: Supporting Documents

3.B._Leveller_-
_Restated_Articles_of_Incorporation__timestamped_final_3.11.20_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Leveller Media, Inc.

By

Ryan Clarkson

Founder, Co-CEO & Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Eric VonFeldt

Co-CEO
9/3/2021

Ryan Clarkson

Founder, Co-CEO & Director
9/3/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.